Zentek Ltd.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2024 and 2023

(Unaudited)

(Expressed in Canadian Dollars)

ZENTEK LTD.

1

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)	As at December 31, 2024 $	As at March 31, 2024 $

ASSETS
Current assets
Cash and cash equivalents [note 12]	1,484,730	3,521,420
Accounts and other receivables - net [note 3]	253,494	296,530
Loan receivable [note 4]	-	543,263
Inventories [note 5]	904,293	1,421,982
Prepaids and deposits	268,908	465,758
Property held for sale - net [note 6]	1,878,107	-
Total current assets	4,789,532	6,248,953

Non-current assets
Inventories [note 5]	1,437,020	1,293,789
Property and equipment - net [note 6]	5,432,979	7,770,457
Exploration and evaluation assets [note 7]	7,365,674	7,271,857
Total non-current assets	14,235,673	16,336,103
Total assets	19,025,205	22,585,056

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 8]	2,068,632	1,169,262
Current portion of lease liability [note 9]	166,592	151,129
Current portion of long-term debt [note 10]	386,117	498,613
Total current liabilities	2,621,341	1,819,004

Non-current liabilities
Lease liability [note 9]	206,926	333,727
Long-term debt [note 10]	-	259,114
Total non-current liabilities	206,926	592,841
Total liabilities	2,828,267	2,411,845

SHAREHOLDERS' EQUITY
Share capital [note 11(a)]	89,223,668	86,105,945
Warrants [note 11(b)]	89,737	-
Share-based payment reserve [note 11(c)]	8,958,633	10,216,329
Shares to be issued [note 7(a)]	472,500	472,500
Deficit	(82,547,600)	(76,621,563)
Total shareholders' equity	16,196,938	20,173,211
Total shareholders' equity and liabilities	19,025,205	22,585,056

Nature of Business and Going Concern [note 1]
Commitments and Contingencies [note 14]
Subsequent Events [note 18]

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorised for issue by the Board of Directors on February XX, 2025. Approved on behalf of the Board of Directors:

"Greg Fenton"	, Director

"Ilse Treurnicht"	, Director

2

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
(Stated in Canadian Dollars)	2024 $	2023 $	2024 $	2023 $

REVENUE
Sales	37,718	12,418	58,899	24,059

EXPENSES
Depreciation and amortisation [note 6]	153,804	162,053	460,768	453,112
Consulting fees	47,026	113,665	122,001	430,513
Directors fees [note 13]	63,125	43,750	189,375	110,000
Insurance	80,862	100,947	277,302	296,472
Investor relations and promotion	39,527	61,045	78,394	148,838
Listing and filing fees	41,698	38,621	178,365	156,961
Office expenses	25,472	37,497	81,434	109,238
Professional fees	657,024	404,803	1,360,838	1,176,361
Rent	85,573	70,900	234,456	286,735
Research and development	165,605	409,977	262,349	1,408,018
Salaries and benefits [note 13]	724,783	985,336	2,349,561	3,005,277
Share-based compensation [notes 11(c) and 13]	258,017	388,892	1,250,254	1,565,476
Supplies and materials	157,709	62,514	412,506	200,196
Travel	67,929	34,414	121,930	102,825
Other expenses [note 17]	72,028	62,283	183,300	427,093
	2,640,182	2,976,697	7,562,833	9,877,115

Loss before other income (expenses)	(2,602,464)	(2,964,279)	(7,503,934)	(9,853,056)

Interest income	24,803	96,793	98,056	345,808
Interest expense	(22,709)	(26,937)	(272,742)	(80,695)
Loss on disposal of equipment	-	-	-	(149,342)
Other income (expense) [note 8]	(1,399)	9,579	(521,367)	47,937
Income tax credit received	-	99,784	-	99,784
Government grants [note 16]	-	100,000	-	343,213
Total other income (expense)	695	279,219	(696,053)	606,705

Net loss and comprehensive loss for the period	(2,601,769)	(2,685,060)	(8,199,987)	(9,246,351)

Basic and diluted net loss per share [note 15]	(0.02)	(0.03)	(0.08)	(0.09)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

3

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian Dollars)	Number of Shares	Share Capital $	Warrants $	Share-Based Payment Reserve $	Shares to be Issued $	Deficit $	Total Shareholders' Equity $

Balance as at March 31, 2023	99,533,982	85,754,399	-	10,355,611	472,500	(66,198,308)	30,384,202
Stock options exercised [note 11(a)]	1,527,696	758,000	-	(645,000)	-	-	113,000
Shares purchased for cancellation [note 11(a)]	(205,100)	(346,353)	-	-	-	-	(346,353)
Share issued	2,999	2,399	-	-	-	-	2,399
Stock options expired [note 11(c)]	-	-	-	(1,033,000)	-	1,033,000	-
Recognition of share-based compensation [note 11(c)]	-	-	-	1,565,476	-	-	1,565,476
Net loss and comprehensive loss for the period	-	-	-	-	-	(9,246,351)	(9,246,351)
Balance as at December 31, 2023	100,859,577	86,168,445	-	10,243,087	472,500	(74,411,659)	22,472,373

Balance as at March 31, 2024	100,819,577	86,105,945	-	10,216,329	472,500	(76,621,563)	20,173,211
Issuance of units [note 11(a)]	2,361,500	2,980,213	89,737	-	-	-	3,069,950
Unit issue costs	-	(73,624)	-	-	-	-	(73,624)
Stock options exercised [note 11(a)]	1,027,465	354,000	-	(234,000)	-	-	120,000
Stock options expired [note 11(c)]	-	-	-	(2,273,950)	-	2,273,950	-
Shares purchased for cancellation [note 11(a)]	(102,900)	(142,866)	-	-	-	-	(142,866)
Recognition of share-based compensation [note 11(c)]	-	-	-	1,250,254	-	-	1,250,254
Net loss and comprehensive loss for the period	-	-	-	-	-	(8,199,987)	(8,199,987)
Balance as at December 31, 2024	104,105,642	89,223,668	89,737	8,958,633	472,500	(82,547,600)	16,196,938

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

4

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine	Nine
	Months	Months
	Ended	Ended
	December 31,	December 31,
(Stated in Canadian Dollars)	2024 $	2023 $

OPERATING ACTIVITIES
Loss for the period	(8,199,987)	(9,246,351)
Items not affecting cash
Depreciation and amortisation [note 6]	460,768	453,112
Loan receivable accrued interest	-	(20,342)
Loss on disposal of equipment	-	149,342
Share-based compensation [note 11(c)]	1,250,254	1,565,476
Valuation allowance on inventory [note 5]	303,337	-
Net change in non-cash working capital balances [note 12]	1,185,747	736,590
Cash flows used in operating activities	(4,999,881)	(6,362,173)

INVESTING ACTIVITIES
Loan receivable advanced	(2,587)	(33,969)
Loan receivable repayment	545,850	2,500,000
Mineral exploration and evaluation expenditures capitalised	(93,817)	(238,571)
Purchase of property and equipment [notes 6 and 12]	(1,397)	(307,080)
Cash flows from (used in) investing activities	448,049	1,920,380

FINANCING ACTIVITIES
Payments on lease liability [note 9]	(111,338)	(95,445)
Payments on long-term debt [note 10]	(371,610)	(240,353)
Proceeds from stock options exercised [note 11(a)]	120,000	113,000
Shares purchased for cancellation [note 11(a)]	(142,866)	(346,353)
Units issued [note 11(a)]	3,069,950	-
Unit issue costs	(48,994)	-
Cash flows used in financing activities	2,515,142	(569,151)

Change in cash and cash equivalents during the period	(2,036,690)	(5,010,944)
Cash and cash equivalents, beginning of period	3,521,420	10,357,317
Cash and cash equivalents, end of period	1,484,730	5,346,373

Supplementary disclosures - see note 12

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

5

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

1. NATURE OF BUSINESS AND GOING CONCERN

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and Albany graphite. The address of the Company's executive office is 24 Corporate Court, Guelph, Ontario, N1G 5G5, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZenGUARDTM coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

These unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended December 31, 2024 were approved and authorised for issue by the Board of Directors on February XX, 2025.

The technology industry presents a high degree of risk and there can be no assurance that the Company's research and development will result in profitable operations. The Company's ability to meet its obligations arising from normal business operations, continue its research and development, and generate future profits is dependent upon its ability to obtain necessary financing. While the Company has been successful at raising funds in the past, there can be no assurance that it will be able to do so in the future.

As at December 31, 2024, the Company had not yet achieved profitable operations and had an accumulated deficit of $82,547,600 and expects to incur further losses in the development of its business. These events and conditions indicate that a material uncertainty exists that cast substantial doubt on the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent on obtaining continued financial support, obtaining financing, or generating profitable operations in the future. Management is committed to raising additional capital to meet its obligations; however, additional debt and/or equity financing is subject to the global financial markets and economic conditions.

These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications that would be necessary if the going concern assumption was not appropriate. Any adjustments necessary to the consolidated financial statements if the Company ceases to be a going concern could be material.

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended March 31, 2024 (the "Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

These unaudited condensed interim consolidated financial statements consolidate the accounts of the Company and all of its subsidiaries. The Company has the following wholly owned subsidiaries: Triera Biosciences Ltd., 1000114904 Ontario Inc., Zentek USA Inc. and Albany Graphite Corp.

6

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

2. BASIS OF PRESENTATION

a) Changes in accounting policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended March 31, 2024 in addition to the new standards and amendments adopted as detailed below.

Certain IFRS accounting standards were issued that were mandatory for accounting periods beginning on or after April 1, 2024. Many have been excluded as management does not expect them to have a material effect. The following amendments are effective for the year beginning April 1, 2024:

IAS 1 - Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants. The amendments require that an entity's right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement for at least twelve months after the reporting period. In addition, If an entity's right to defer is subject to the entity complying with specified conditions, such conditions affect whether that right exists at the end of the reporting period, if the entity is required to comply with the condition on or before the end of the reporting period and not if the entity is required to comply with the conditions after the reporting period. The amendments also provide clarification on the meaning of 'settlement' for the purpose of classifying a liability as current or non-current.

b) Future changes in accounting standards

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following amendments are effective for the year beginning April 1, 2025:

Lack of Exchangeability (Amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates)

The Company is currently assessing the impact of these new accounting standards and amendments. The Company does not expect any of the standards issued by the IASB, but are yet to be effective, to have a material impact on the Company.

c) Significant judgements

In preparing the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2024, the Company applied the critical judgements and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended March 31, 2024.

d) Non-current assets held for sale

Non-current assets that may be classified as held for sale consist of property and equipment. The Company classifies a noncurrent asset or group of assets and related liabilities (a disposal group) as held for sale when, amongst other things, the Company has committed to a plan of disposition, the asset is available for immediate sale, the plan is not expected to change significantly, and the sale is expected to occur within one year. The held for sale asset or disposal group is presented separately on the Statement of Financial Position.

An asset or disposal group classified as held for sale is measured at the lower of its carrying amount and its fair value less costs to sell. No assets classified as held for sale are subject to depreciation or amortization. Any initial or subsequent write-downs of the assets to fair value less costs to sell are recognized as impairment losses. Subsequent increases in fair value not in excess of the cumulative loss previously recorded are recognized as gains. An impairment loss or any subsequent gain recognized for a disposal group decreases or increases the carrying amount of the non-current assets in the group, respectively.

7

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

3. ACCOUNTS AND OTHER RECEIVABLES

	December 31, 2024 $	March 31, 2024 $

HST recoverable	207,170	174,158
Other receivables	28,463	27,292
Accrued interest receivable on guaranteed investment certificates	17,861	32,791
Government grants receivable	-	60,850
Trade receivables	-	1,439
Total accounts and other receivables	253,494	296,530

4. LOAN RECEIVABLE

In March 2022, a loan was advanced to a third party, who is an insignificant shareholder of the Company and not an insider nor an employee of the Company, earning 6% interest per annum, calculated and payable monthly. The loan was originally secured by mortgages against two properties held by the borrower. The original maturity date was July 1, 2022 and an amended and restated promissory note was completed in 2023 with a revised maturity date of September 29, 2023. As a result of the sale of one property held as security in June 2023, a partial payment of $2,500,000 was received and applied against the loan receivable. The security against this sold property was released accordingly.

On November 9, 2023, an amended and restated promissory note for the remaining balance was completed with a new maturity date of March 29, 2024.

On April 16, 2024, the Company entered into an amended and restated promissory note with a revised maturity date of October 31, 2024.

On November 5, 2024, the Company collected the remaining amount owing on the loan receivable. No further amounts are owing related to this amended and restated promissory note. A continuity of the loan principal and interest balances is presented below:

	December 31, 2024 $	March 31, 2024 $

Loan balance, beginning of period	543,263	2,983,642
Loans advanced	2,587	36,882
Principal payments received	(500,000)	(2,500,000)
Interest earned	17,500	72,739
Interest payments received	(17,500)	(50,000)
Legal fees reimbursed	(45,850)	-
Loan balance, end of period	-	543,263

8

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

5. INVENTORIES

	December 31, 2024 $	March 31, 2024 $

Raw materials	2,512,874	2,513,413
Finished goods	335,329	405,911
Allowance for impairment	(506,890)	(203,553)
Total inventories	2,341,313	2,715,771
Less: non-current portion	(1,437,020)	(1,293,789)
Total current portion of inventories	904,293	1,421,982

The cost of inventories recognized as an expense and included in supplies and materials amounted to $20,953 during the three months ended December 31, 2024 (2023: $19,118) and $85,047 during the nine months ended December 31, 2024 (2023: $39,094).

The change in the allowance for impairment of inventory in the amount of $303,337 (March 31, 2024: $203,553) was recognized as an expense and included in supplies and materials.

6. PROPERTY AND EQUIPMENT

The following is a reconciliation of changes in the balances of property and equipment for the nine-month period ended December 31, 2024.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2024	7,315,571	454,886	7,770,457
Less: depreciation	(340,309)	(120,459)	(460,768)
Less: property held for sale	(1,878,107)	-	(1,878,107)
Plus: purchases	1,397	-	1,397
Property and equipment as at December 31, 2024	5,098,552	334,427	5,432,979

The following is a reconciliation of changes in the balances of property and equipment for the nine-month period ended December 31, 2023.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2023	7,720,661	615,206	8,335,867
Less: depreciation	(332,653)	(120,459)	(453,112)
Less: disposals	(149,342)	-	(149,342)
Plus: purchases	201,816	-	201,816
Property and equipment as at December 31, 2023	7,440,482	494,747	7,935,229

The Company's property and equipment includes an asset under construction in the amount of $52,709 (March 31, 2024: $52,709) related to costs incurred for a production line at the silver-graphene oxide pilot plant. Depreciation was not recorded on assets under construction until they were put into use.

9

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

6. PROPERTY AND EQUIPMENT

The Company's right-of-use asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to amortise the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

On October 18, 2024, the Company listed to sell 24 Corporate Crt. in Guelph, Ontario which currently is the registered head office of the Company and is now being held for sale. The building and land are expected to sell during the next twelve months. The carrying value of the land and building at December 31, 2024 was $1,878,107 and is disclosed separately as a current asset in the Unaudited Condensed Interim Consolidated Statements of Financial Position as Property held for sale at December 31, 2024.

7. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 common shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

Albany Property	$
Balance at March 31, 2023	7,000,000
Expenditures capitalized	238,571
Balance at December 31, 2023	7,238,571

Balance at March 31, 2024	7,271,857
Expenditures capitalized	93,817
Balance at December 31, 2024	7,365,674

10

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2024 $	March 31, 2024 $

Trade payables	487,440	541,311
Accrued liabilities	861,192	627,951
Flow-through share subscribers' income tax	429,000	-
Accrued interest	198,000	-
Part XII.6 tax payable	93,000	-
Total accounts payable and accrued liabilities	2,068,632	1,169,262

The Company is currently undergoing a Canada Revenue Agency ("CRA") audit of approximately $4 million flow-through share ("FTS") expenditures made and renounced during the fiscal years ended March 31, 2019 through March 31, 2022.

Based on current discussions with CRA, the Company has estimated its potential liabilities as a result of the CRA audit to be $720,000 consisting of the following amounts: $130,000 in Part XII.6 tax including interest of $37,000 and $590,000 in indemnification liability including interest of $161,000.

A provision of $720,000 has been recognized for this liability and included in accounts payable and accrued liabilities as at December 31, 2024. $522,000 is included in other expense and $198,000 in interest expense within the unaudited condensed interim consolidated statements of loss and comprehensive loss for the nine-month period ending December 31, 2024.

Until the CRA audit is concluded, further amendments to the FTS expenditures renounced for the period from March 31, 2019 to March 31, 2022, may occur. Such potential CRA amendments could create additional obligations for the Company to indemnify certain flow-through shareholders due to reductions in previously flowed through expenditures. The CRA audit may also result in additional Company obligations for penalties and interest related to reductions in prior-year FTS eligible expenditures.

11

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

9. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its manufacturing facility in Guelph, Ontario. The initial term of the lease was for three years commencing on February 1, 2021, subject to a right of extension as described herein. In July 2023, the Company acted upon the renewal option for an additional 36 months, extending to January 31, 2027.

The lease liability relates to the above noted agreement. The lease liability as at December 31, 2024 and March 31, 2024 is as follows:

	December 31, 2024 $	March 31, 2024 $

Lease liability	373,518	484,856
Less: current portion	(166,592)	(151,129)
Long-term portion	206,926	333,727

Interest expense recognised on the lease liability for the three and nine month periods ended December 31, 2024 was $12,939 and $42,742 respectively (2023: $17,476 and $49,005).

10. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company. There are no financial covenants associated with this agreement. On April 1, 2023, the repayment terms were renegotiated to extend the amortisation period by an additional 12 months to March 1, 2025 and reduce the monthly installment from $85,504 to $43,764, including interest at 5% per annum. On October 1, 2023, the repayment terms were amended with payments moving to interest only for the next six months ending March 1, 2024. As a result, the loan repayment was further extended by seven months with a new maturity date of October 1, 2025. The Company does not consider this extension to be a substantial modification to the vendor-take-back agreement.

	December 31,	March 31,
	2024	2024
	$	$

First mortgage payable in monthly installments of $43,764 including interest at 5% per annum, due October 1, 2025, with land and building, having a net book value of $1,878,107 (March 31, 2024: $1,910,158), pledged as collateral.	386,117	757,727
Less current portion	(386,117)	(498,613)
Total long-term debt	-	259,114

The mortgage payable is held on 24 Corporate Court in Guelph, Ontario which is currently classified as held for sale. The proceeds on sale will be used to fully repay and discharge the mortgage upon closing.

12

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

11. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the nine months ended December 31, 2024, the Company completed a private placement in which a total of 2,361,500 units were issued at $1.30 per unit for gross proceeds of $3,069,950. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $3.00 per a period of two years. Unit issue costs associated with this private placement totaled $73,624.

During the nine months ended December 31, 2024, the Company issued 1,027,465 common shares in connection with the exercise of 1,325,000 options (2023: 1,527,696 common shares on exercise of 2,000,000 options). The carrying value of the options, being $234,000 (2023: $645,000), was removed from share-based payment reserve and added to share capital. Of the 1,325,000 (2023: 2,000,000) options exercised, 1,025,000 (2023: 1,900,000) were exercised using a "cashless" exercise method whereby 297,535 (2023: 472,304) fewer shares were issued than exercised as compensation for the $410,000 (2023: $958,000) that would have otherwise been received by the Company upon exercise.

During the nine months ended December 31, 2024, the Company also purchased, and subsequently cancelled, 102,900 (2023: 205,100) of its own common shares at a cost of $142,866 (2023: $346,353).

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as at December 31, 2024 are as follows:

	Exercise	Grant Date	December 31,
	Price	Fair Value	2024
Expiry Date	$	$	#

August 19, 2026	3.00	89,737	1,180,750

The following is a summary of warrants activity for the nine months ended December 31, 2024:

	Nine months ended
	December 31, 2024
		Weighted average
	Number	exercise price
		$

Balance, beginning of period	-	-
Granted	1,180,750	3.00
Exercised	-	-
Expired	-	-
Balance, end of year	1,180,750	3.00

The grant date fair value of these warrants was $0.08. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 49%; risk-free interest rate of 3.3%; and expected life of 2 years.

The Company had no share purchase warrants outstanding as of March 31, 2024 and December 31, 2023.

13

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve

During the nine months ended December 31, 2024, the Company issued 2,000,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.42 to $1.52. The grant date fair value of these stock options was $1,802,247. The vesting period for the stock options issued was as follows: 621,250 at the date of issuance; 661,250 after 12 months from the date of issuance; 621,250 after 24 months from the date of issuance; and 96,250 after 36 months from the date of issuance.

In addition, during the nine months ended December 31, 2024, the Company's subsidiary, Triera Biosciences Ltd. ("Triera"), issued 5,000 stock options to a consultant at an exercise price of $1.00. The grant date fair value of these stock options was determined to be trivial and no stock-based compensation was recorded in relation to these options. The vesting period for the Triera stock options issued was as follows: 1,667 on June 1, 2024; 1,667 on June 1, 2025; and 1,666 on June 1, 2026.

During the nine months ended December 31, 2023, the Company issued 1,250,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.75 to $2.24. The grant date fair value of these stock options was $1,545,175. The vesting period for the stock options issued was as follows: 416,667 at the date of issuance; 350,000 after 6 months from the date of issuance; 416,667 after 12 months from the date of issuance; and 66,667 after 24 months from the date of issuance.

In addition, during the nine months ended December 31, 2023, the Company's subsidiary, Triera Biosciences Ltd. ("Triera"), issued 175,000 stock options to a number of directors and officers at an exercise price of $5.00. The grant date fair value of these stock options was determined to be trivial and no stock-based compensation was recorded in relation to these options. The vesting period for the Triera stock options issued was as follows: 58,333 at the date of issuance; 58,333 after 6 months from the date of issuance; and 58,333 after 12 months from the date of issuance. In February 2024, the Company repriced the Triera stock options, reducing the exercise price from $5.00 per share to $1.00 per share. All other terms and conditions of these options remained unchanged.

The grant date fair value of the stock options was calculated using the Black-Scholes option pricing model. A summary of the inputs used to value the options issued during the nine months ended December 31 is presented below:

	Triera		The Company
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Expected dividend yield	0%	0%	0%	0%
Expected volatility	98% to 120%	98% to 120%	62% to 77%	70% to 90%
Expected forfeiture rate	0%	0%	7%	5%
Risk-free interest rate	4.50%	3.90%	4.0% to 4.5%	3.6% to 4.5%
Expected life	3 years	3 to 5 years	3 to 5 years	3 to 5 years

The Company's computation of expected volatility for the nine months ended December 31, 2024 and 2023 is based on the Company's market close price over a prior period equal to the expected life of the options except for the volatility of the Triera options which is based on a comparable publically traded company.

14

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense and under capital stock as share-based payment reserve:

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
	$	$	$	$

Share-based compensation expense	258,017	388,892	1,250,254	1,565,476

Stock option and share-based payment activity for the periods ended December 31, 2024 and March 31, 2024 are summarised as follows:

	Nine months ended		Year ended
	December 31, 2024		March 31, 2024
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of period	7,293,334	2.33	8,673,334	2.03
Granted	2,005,000	1.52	1,445,000	1.89
Exercised	(1,325,000)	0.40	(2,000,000)	0.54
Expired	(895,000)	4.34	(825,000)	2.72
Balance, end of period	7,078,334	2.21	7,293,334	2.33

At December 31, 2024, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Dec 31,	Contractual	Price	as at Dec 31,	Price
CAD$	2024	Life (years)	CAD$	2024	CAD$
$0.40 - $1.00	1,208,334	1.04	$0.65	1,140,000	$0.63
$1.01 - $4.00	4,700,000	3.01	$2.10	3,262,916	$2.35
$4.01 - $5.67	1,170,000	1.79	$4.27	1,170,000	$4.27
Totals	7,078,334	2.47	$2.21	5,572,916	$2.40

15

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve (continued)

At March 31, 2024, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2024	Life (years)	CAD$	2024	CAD$
$0.40 - $1.00	2,528,334	1.06	$0.55	2,398,334	$0.50
$1.01 - $4.00	3,025,000	2.52	$2.63	2,316,667	$2.81
$4.01 - $5.67	1,740,000	2.04	$4.46	1,740,000	$4.46
Totals	7,293,334	1.90	$2.33	6,455,001	$2.40

12. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	December 31,	December 31,
	2024	2023
	$	$

Accounts and other receivables	43,036	134,112
Inventories	71,121	2,012
Prepaids and deposits	196,850	706,668
Accounts payable and accrued liabilities	874,740	(106,202)
Total change in non-cash working capital balances	1,185,747	736,590

Supplementary disclosures:
Change in accounts payable relating to property and equipment	$-	$105,264

Cash and cash equivalents are comprised of:	December 31,	March 31,
	2024	2024
	$	$

Cash in bank	484,730	521,420
Cashable guaranteed investment certificate, variable rate, maturing January 2025	1,000,000	3,000,000
Total cash and cash equivalents	1,484,730	3,521,420

During the nine months ended December 31, 2024, 1,025,000 (2023: 1,900,000) stock options were exercised using a "cashless" exercise method whereby 297,535 (2023: 472,304) fewer shares were issued than options exercised as compensation for the $410,000 (2023: $958,000) in cash that would have otherwise been received by the Company upon exercise.

16

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

13. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

The remuneration of key management personnel during the three and nine months ended December 31, 2024 and 2023 were as follows:

	Three months Ended December 31, 2024	Three months Ended December 31, 2023	Nine months Ended December 31, 2024	Nine months Ended December 31, 2023
			$	$
Directors fees	63,125	43,750	189,375	110,000
Salaries and benefits	244,576	396,250	781,451	948,750
Share-based compensation	204,167	257,819	1,030,249	1,103,143
Total remuneration of key management personnel	511,868	697,819	2,001,075	2,161,893

17

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

14. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements. Although there can be no assurance that any particular claim will be resolved in the Company's favour, management does not believe that the outcome of any claim or potential claims of which it is currently aware will have a material adverse effect on the Company. The trial commenced on October 21, 2024 and closing submissions were held on January 17, 2025.

15. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three and nine months ended December 31, 2024 is 104,075,592 and 102,559,964 respectively (2023: 100,893,619 and 100,393,740). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. For the three and nine months ended December 31, 2024 and December 31, 2023, all stock options and warrants were excluded from the diluted per share amounts as their effect is anti-dilutive in loss periods.

18

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

16. GOVERNMENT GRANTS

The Company has entered into agreements with various government agencies under which the Company is entitled to receive assistance and cost recoveries for specific research and development activities. The Company was successful in securing funding with the National Research Council for the Industrial Research Assistance Program for an HVAC project which included funding to offset both labour and third-party testing costs. The Company has also secured funding for ZENArmor Pigment Synthesis, Substrate Preparation and Coating from Public Works and Government Services Canada. Lastly, the Company has secured funding from Downsview Aerospace Innovation & Research Centre ("DAIR") Green Fund for passive icephobic coating testing.

Government grants received or receivable during the three and nine months ended December 31, 2024 and 2023 were as follows:

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
	$	$	$	$

National Research Council	-	40,000	-	86,322
Public Works and Government Services Canada	-	60,000	-	199,391
DAIR Green Fund	-	-	-	57,500
Total government grants received or receivable	-	100,000	-	343,213

17. OTHER EXPENSES

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
	$	$	$	$

Automotive	8,032	5,322	21,235	17,225
Bank fees	1,242	952	3,033	2,975
Dues and subscriptions	10,551	11,188	29,763	31,151
Freight and delivery	2,990	6,409	7,402	171,917
Meals and entertainment	9,773	14,434	27,773	43,847
Other expenses	4,902	1,951	16,463	36,385
Property taxes	8,447	7,821	25,231	23,572
Repairs and maintenance	13,116	1,784	30,636	71,842
Telephone	6,441	5,336	16,257	16,739
Utilities	6,534	7,086	5,507	11,440
Total other expenses	72,028	62,283	183,300	427,093

19

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2024 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023

18. SUBSEQUENT EVENTS

On January 17, 2025, 150,000 stock options were exercised at $0.75 per option resulting in proceeds of $112,500 to the Company.

On January 29, 2025, 25,000 stock options were exercised using a "cashless" exercise method whereby 6,289 fewer shares were issued than options exercised as compensation for the $10,000 in cash that traditionally would have been received by the Company upon exercise.